SELECT★ANNUITY III

AN INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company
and its
ReliaStar Select Variable Account

Supplement dated August 26, 2003, to the Prospectus dated May 1, 2003, as amended June 19, 2003

This supplement amends certain information contained in the prospectus dated May 1, 2003, as amended on June 19, 2003. Please read it carefully and keep it with your prospectus for future reference.

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Information about the management of certain ING Variable Products Trust portfolios in Appendix B is amended as follows:

Effective August 1, 2003, Aeltus Investment Management, Inc. became the subadviser to the ING VP Growth Opportunities Portfolio, the ING High Yield Bond Portfolio, the ING International Value Portfolio, the ING VP MagnaCap Portfolio, the ING MidCap Opportunities Portfolio and the ING VP SmallCap Opportunities Portfolio. Accordingly, Appendix B of the prospectus is hereby revised to reflect these new sub-advisory arrangements.

Information about the Janus Aspen Series Mid Cap Growth Portfolio in Appendix B is hereby deleted in its entirety and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective	Total Annual Fund Expenses
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)[5]	Investment Adviser: Janus Capital	A *diversified* portfolio that seeks long term growth of capital	Gross: 0.67% Net: 0.67%